ELBIT VISION SYSTEMS LTD.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
________________

December 8, 2010

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kristin Lochhead, Staff Accountant Brian Cascio, Accounting Branch Chief
Re:	Elbit Vision Systems LTD. (the "Company")

Form 20-F for the Fiscal Year Ended December 31, 2009

Filed July 15, 2010

File No. 000-28580

Ladies and Gentlemen,

I am writing to you in response to your letter dated December 2, 2010, and further to our inquiries and Ms. Lochhead's voice mail on December 7, 2010.

Due to the fact that the Company's primary legal counsel, Mr. Adrian Daniels, Adv. of Yigal Arnon & Co. will be on vacation until December 13, 2010, we advise you that the Company intends to provide the requested response to Staff's comments to the Company's Form 20-F for the Fiscal Year Ended December 31, 2009, by December 23, 2010.

Kindly contact Mr. Avraham Ben-Tzvi, Adv., of Yigal Arnon & Co., at (972) 3 608 7726, if you have any questions or require additional information.

Very truly yours,

/s/ Yaron Menashe
Yaron Menashe
Chief Financial Officer